Kontoor Brands, Inc.
400 N. Elm Street
Greensboro, NC 27401
KontoorBrands.com

November 17, 2023

Via EDGAR and Email

Mr. Charles Eastman
Ms. Claire Erlanger
U.S. Securities and Exchange Commission
Office of Manufacturing
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Kontoor Brands, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2022
Form 8-K furnished November 2, 2023
File No. 1-38854

Dear Mr. Eastman and Ms. Erlanger:

We are responding to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) as set forth in your letter dated November 7, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the Form 8-K furnished November 2, 2023 (the “Form 8-K”). For ease of reference in this letter, each of your comments appears in italics directly above the Company’s related response.

As it pertains to comments 1 and 2 below, the Company respectfully advises the Staff that given the timing of the receipt of the Comment Letter on November 7, 2023, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, which was filed with the SEC on November 8, 2023, does not address the Staff’s comments. The Company will address these comments in future filings, commencing with the Form 10-K for the year ended December 30, 2023.

Form 10-K for the year ended December 31, 2022

Macroeconomic Environment and Other Recent Developments, page 25

1.We note your disclosure that "macroeconomic conditions, including inflation" is a current trend impacting your business. We note, for example, your disclosure that gross margins have been impacted by 'increased product and ocean freight costs due to inflationary pressures.' In future filings, please expand your disclosures to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company, if material. Please also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in response to the comment, the Company will expand the applicable disclosures in its future filings, commencing with the Form 10-K for the year ended December 30, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
2022 Compared to 2021, page 27

2.We note that in your discussion of your results of operations, starting on page 27, you qualitatively describe multiple factors that impacted the income statement line items in each respective reporting period. For example, your discussion of the year over year drivers of gross margin was "primarily driven by increased product and ocean freight costs due to inflationary pressures, as well as higher provisions for inventory losses. These decreases were partially offset by benefits from strategic pricing." In future filings, please revise to further describe material changes to a line item in both quantitative and qualitative terms for each disclosed component, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will revise its future filings in response to the comment, commencing with the Form 10-K for the year ended December 30, 2023.

Form 8-K furnished November 2, 2023

2023 Outlook, page 4

3.We note that in the bullet points at the top of the earnings release, as well as in the 2023 Outlook section on page 4, you disclose several adjusted GAAP measures. Please revise future filings to reconcile any forward-looking non-GAAP measures to the most comparable GAAP measure, or alternatively, disclose that the reconciliation cannot be provided without unreasonable efforts as set forth in Item 10(e)(1)(i)(B) of Regulation SK. Also see guidance in Question 102.10(b) of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, after careful consideration, the Company does not believe it can provide a reasonable estimation of forward-looking expected full-year GAAP Gross Margin, Selling, General & Administrative or Earnings Per Share, without unreasonable efforts, and that to present such information with equal or greater prominence would imply a degree of precision and certainty in those forward-looking GAAP measures that could be misleading to investors. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that have not yet occurred.
In the future, when the Company presents forward-looking non-GAAP measures in filings subject to Item 10(e) of Regulation S-K, it will disclose its reliance on the exception provided by Item 10(e)(1)(i)(B) and will identify the information that is unavailable. Accordingly, we will include the following form of disclosure in future filings that contain forward-looking non-GAAP measures:

“For forward-looking non-GAAP measures included in this filing, the Company does not provide a reconciliation to the most comparable GAAP financial measures because the information needed to reconcile these measures is unavailable due to the inherent difficulty of forecasting the timing and/or amount of various items that have not yet occurred and have been excluded from adjusted measures. Additionally, estimating such GAAP measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort.”
Summary of Select GAAP and Non-GAAP Measures, page 15

4.We note that you present a column titled "GAAP" for the three months ended September 30, 2023 and 2022 and a column titled “Adjusted” for the three months ended September 30, 2022. We also note that measures for EBIT and EBITDA are included under the GAAP columns. Please note that both EBIT and EBITDA are considered Non-GAAP financial measures and should not be included in a column that is labeled as “GAAP.” Please revise future filings accordingly.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will revise its future filings in response to the comment by removing EBIT and EBITDA from columns that are labeled as “GAAP” and appropriately labeling EBIT and EBITDA as “Non-GAAP” financial measures.

***

We appreciate the Staff’s time and attention. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (336) 332-3267 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ Joseph A. Alkire

Joseph A. Alkire
Executive Vice President and Chief Financial Officer

cc:
Russell E. Ryba
Foley & Lardner LLP

Thomas L. Doerr, Jr.
Executive Vice President, General Counsel & Secretary
Kontoor Brands, Inc.